Exhibit 99.17

GLENCORE         AG

March 30, 2009

Douglas Newby

Poly Met Mining Inc.

6500 Country Road 666

Hoyt Lakes, Minnesota

Re:	Amendment Letter No. 6 Relating to Purchase Agreement

Dear Douglas,

Reference is made to the Purchase Agreement dated October 31, 2008 by and among the Poly Met Mining Inc., as issuer (the “Issuer”), PolyMet Mining Corp., as parent guarantor (the “Company”), and Glencore AG, as purchaser (the “Purchaser”), as amended by letter agreement dated November 28, 2008, and as further amended by Amendment Letter No. 2 dated December 12, 2008, and as further amended by Amendment Letter No. 3 dated December 19, 2008, and as further amended by Amendment Letter No. 4 dated January 30, 2009, and as further amended by Amendment Letter No. 5 dated February 24, 2009 (as amended, supplemented or otherwise modified from time to time, the “Purchase Agreement”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Purchase Agreement.

The Purchaser hereby agrees to extend the date by which the Issuer shall have delivered to the Purchaser the executed consent to the Erie Plant Mortgage (the “Executed Consent”), as set forth in Section 4.8(b) of the Purchase Agreement, to Thursday, April 30, 2009 (the “New Due Date”).

In addition, the Purchaser hereby further agrees to permit the Issuer to deliver the documents and agreements described in subclauses (d), (e) and (f) (solely as such subclause relates to the Erie Plant Mortgage and the Erie Plant Mortgage Amendment) of Section 4.4 of the Purchase Agreement on or before the New Due Date (collectively, the “Erie Plant Mortgage Documents”) as conditions subsequent to the Tranche B Closing.

The New Due Date shall be inclusive of any applicable cure or notice period, and the failure to provide the Purchaser with the Executed Consent and the Erie Plant Mortgage Documents on or before the New Due Date shall be a failure by the Issuer and the Company to comply with their covenants under the Purchase Agreement, and shall result in, among other things, the failure to satisfy the conditions to the Tranche B Closing, the occurrence of an Event of Default under the Tranche B Debenture and the occurrence of an Event of Default under the Tranche A Debenture.

Baarermattstrasse 3 % P.O. Box 666 % CH-6341 Baar % Switzerland

Telephone +41 41 709 35 35 % Telefax +41 41 709 35 36

GLENCOÂE	Page 2

Notwithstanding Section 1.81 of the Purchase Agreement, the Purchaser, the Issuer and the Company each hereby agree that the “Tranche C Closing Date” set forth in Section 1.81 of the Purchase Agreement (a) shall be the third Business Day after the date on which (i) delivery of the Executed Consent and the Erie Plant Mortgage Documents has occurred, and (ii) all conditions set forth in Section 4.5 of the Purchase Agreement have been satisfied or waived, and (b) must occur on or before May 5, 2009, after which the Purchaser shall have no further obligation to consummate the Tranche C Closing, the Tranche D Closing or the Tranche E Closing if the Tranche C Closing has not occurred on or before such date.

Except as specifically amended hereby, the Purchase Agreement shall remain in full force and effect.

Best regards,

/s/ Lotti Grenacher
/s/ Stefan Peter

GLENCORE AG

ACKNOWLEDGED AND AGREED TO THIS DAY OF MARCH, 2009:

POLY MET MINING INC.

By:	/s/ Douglas Newby
Name:	Douglas Newby
Title:	Chief Financial Officer

POLYMET MINING CORP.

By:	/s/ Douglas Newby
Name:	Douglas Newby
Title:	Chief Financial Officer